As filed with the Securities and Exchange Commission on December 17, 2008

Registration No. 333-155506

_____________________

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

POST-EFFECTIVE AMENDMENT NO. 1 TO THE

FORM F-6

REGISTRATION STATEMENT

under

THE SECURITIES ACT OF 1933

For Depositary Shares Evidenced by American Depositary Receipts

of

PORSCHE AUTOMOBIL HOLDING SE

(Exact name of issuer of deposited securities as specified in its charter)

N/A

(Translation of issuer's name into English)

Germany

(Jurisdiction of incorporation or organization of issuer)

THE BANK OF NEW YORK MELLON

(Exact name of depositary as specified in its charter)

One Wall Street, New York, New York 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

_______________________

The Bank of New York Mellon

ADR Division

One Wall Street, 29th Floor

New York, New York 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Peter B. Tisne, Esq.

Emmet, Marvin & Martin, LLP

120 Broadway

New York, New York 10271

(212) 238-3010

It is proposed that this filing become effective under Rule 466

[X] immediately upon filing

[ ] on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box.  [ ]

The prospectus consists of the proposed revised form of American Depositary Receipt filed as Exhibit 1 to this Post-Effective Amendment No. 1 to the Registration Statement which is incorporated herein by reference.

PART I

INFORMATION REQUIRED IN PROSPECTUS

Cross Reference Sheet

Item- 1 Description of Securities to be Registered

Location in Form

of Receipt Filed

Item Number and Caption

Herewith as Prospectus

1.

Name and address of depositary

Introductory Article

2.

Title of American Depositary

Face of Receipt, top

Receipts and identity of

center

deposited securities

Terms of Deposit:

(i) The amount of deposited

Face of Receipt, upper

securities represented by

right corner

one unit of American

Depositary Receipts

(ii) The procedure for voting,

Articles number

if any, the deposited securities

7 and 12

(iii) The collection and

Articles number

distribution of dividends

8 and 13

(iv) The transmission of

Article number 7

notices, reports and

proxy soliciting material

(v) The sale or exercise of rights

Articles number 4 and 8

(vi) The deposit or sale of

Articles number

securities resulting

8 and 11

from dividends, splits

or plans of reorganization

(vii) Amendment, extension or

Article number 13

termination of the deposit agreement

(viii) Rights of holders of

Article number 2

Receipts to inspect the transfer

books of the depositary and the

list of holders of Receipts

(ix) Restrictions upon the right

to deposit or withdraw the underlying

Articles, number 1,3,

securities

11, 15, and 16

(x) Limitation upon the liability of

Articles number 4, 5, 10,

of the depositary

and 12

Item- 2

Available Information

         Public reports furnished

Article number

         by issuer.

Part II- Information Not Required in Prospectus.

Item-3

Exhibits

1.

Revised Form of Deposit Agreement – The revised Deposit Agreement relating to the American Depositary Receipts registered hereunder is contained in the revised form of Receipt itself, which is filed herewith as Exhibit 1.

4.

Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered. - Previously Filed.

5.

Certification under Rule 466. – Filed herewith as Exhibit 5.

Item - 4.

Undertakings

Previously Filed.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, December 17, 2008.

Legal entity created by the agreement for this

issuance of American Depositary Receipts for

Preference Shares, No Par Value, of Porsche

Automobil Holding SE.

By:  The Bank of New York Mellon,

As Depositary

By:  /s/ Vincent J. Cahill, Jr.

Name:  Vincent J. Cahill, Jr.

Title:    Managing Director

INDEX TO EXHIBITS

Exhibit

Number

1

Revised Form of Deposit Agreement relating to the American Depositary Receipts registered hereunder is contained in the revised form of American Depositary Receipt itself.

4

Previously Filed.

5

Certification under Rule 466.